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                                                                  Exhibit 99.5.1

                      [Letterhead of Mintz & Partners LLP]



                                AUDITORS' REPORT



To the Directors of Points International Ltd.

In our report to the shareholders of Points International Ltd. dated February 16, 2005, we reported on the consolidated balance sheets of Points International Ltd. as at December 31, 2004 and 2003 and the consolidated statements of operations, deficit and cash flows for the years then ended, as included in this Form 40-F. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related supplemental note entitled "Canadian and United States Accounting Policy Differences" as set forth in
Exhibit 99.5 of the Form 40-F. This supplemental note is the responsibility of the Company's management. Our responsibility is to express an opinion on this supplemental note based on our audits.

We conducted our audits, referred to in the paragraph above, in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, such supplemental note, when considered in relation to the consolidated financial statements of Points International Ltd. taken as a whole, presents fairly, in all material respects, the information set forth therein.


                                         /s/ Mintz & Partners LLP
                                             CHARTERED ACCOUNTANTS

Toronto, Canada
August 23, 2005